Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of November 30, 2015:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	89,615,570.98	50.22	50.22	49.57	49.57
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000

5	Dor J.Segal	Ordinary Shares	720,000	0.40	0.40	0.40	0.40
6	Rachel Lavine	Unregistered Options	717,700	0.00	0.00	0.53	0.53
7	Rachel Lavine	RSU	51,128
8	Rachel Lavine	PSU	195,870
9	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
10	Haim Ben-Dor	Series D Debentures	850,000
11	Haim Ben-Dor	Series F Debentures	254,508.60
12	Haim Ben-Dor	Series K Debentures	2,670,135
13	Haim Ben-Dor	Series L Debentures	503,000
14	Arie Mientkavich	Ordinary Shares	113,263	0.06	0.06	0.16	0.16
15	Arie Mientkavich	Unregistered Options	143,678
16	Arie Mientkavich	RSU	5,272
17	Arie Mientkavich	PSU	35,786
18	Yair Orgler	Series K Debentures	250,000
19	Yair Orgler	Series L Debentures	500,000
20	Ronnie Bar-On	Series J Debentures	38,800
21	Mawer Investment Management ltd	Ordinary Shares	12,325,807	6.90	6.90	6.82	6.82

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	% Voting	% Capital	% Voting
22	Gil Kotler	Ordinary Shares	0	0.00	0.00	0.07	0.07
23	Gil Kotler	Unregistered Options	95,584
24	Gil Kotler	RSU	4,460
25	Gil Kotler	PSU	29,470
26	Varda Zuntz	Ordinary Shares	53,606	0.03	0.03	0.06	0.06
27	Varda Zuntz	Unregistered Options	38,234
28	Varda Zuntz	RSU	1,784
29	Varda Zuntz	PSU	11,788
30	Rami Vaisenberger	Ordinary Shares	5,353	0.00	0.00	0.05	0.05
31	Rami Vaisenberger	Unregistered Options	57,351
32	Rami Vaisenberger	RSU	2,676
33	Rami Vaisenberger	PSU	17,682
34	Shlomo Cohen	Unregistered Options	14,994
35	Shlomo Cohen	RSU	1,399
36	Revital Kahlon	Ordinary Shares	1,155
37	Revital Kahlon	Unregistered Options	6,185
38	Revital Kahlon	RSU	577

Changes in holdings during November of 2015

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 21 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 12,199,705

Change in the number of securities: 126,102

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.